# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0000909518-13-000241
Filed by CIK 0001594022
Persons authorized to receive notices and communications: Benjamin Zeliger, Gen. Counsel, Melville Management Corp., 767 Fifth Avenue, 42nd Floor, New York, New York (NY), 10153, (212) 572-4352

## Reporting persons
- The Leonard A. Lauder 2013 Revocable Trust (CIK 0001594022): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10, 11, and 13: See Item 5 of this Schedule 13D amendment.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Comment: This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D first filed with the Securities and Exchange Commission on December 27, 2013, as amended (the "Schedule 13D"), and is filed by The Leonard A. Lauder 2013 Revocable Trust (the "Reporting Person or the LAL 2013 Revocable Trust"), with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of Schedule 13D is hereby amended and restated as follows:

The Reporting Person, a trust, was established under New York law by Leonard A. Lauder ("LAL").. LAL passed away on June 14, 2025. The principal business address of the Reporting Person is 767 Fifth Avenue, 40th Floor, New York, New York 10153. The trustees ("Trustees") of the Reporting Person are William P. Lauder , Gary M. Lauder, and Joel S. Ehrenkranz. Certain information regarding the Trustees is set forth in Exhibit 99.1 of this Amendment No. 5 and is hereby incorporated herein by reference.

During the last five years, neither the Reporting Person nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Person nor any of the Trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Trustees are citizens of the United States of America.
Residence or business address: The information set forth in Item 2(a) of this Amendment No. 5 is hereby incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) of this Amendment No. 5 is hereby incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(a) of this Amendment No. 5 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(a) of this Amendment No. 5 is hereby incorporated herein by reference.
Citizenship: The information set forth in Item 2(a) of this Amendment No. 5 is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 5(c) and Exhibit 99.1 of this Amendment No. 5 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby supplemented as follows:

On November 4, 2025, the Reporting Person entered into an Underwriting Agreement ("Underwriting Agreement") with J.P. Morgan Securities LLC (the "Underwriter"), the Issuer, and other selling stockholders pursuant to which the Reporting Person agreed to sell an aggregate of 2,786,040 shares of Class A Common Stock to the Underwriter at a price of $89.70 per share, in a registered public offering, subject to the terms and conditions of such agreement. The closing of the transaction is expected to occur on or about November 6, 2025. In connection with the Underwriting Agreement, also on November 4, 2025, the Reporting Person entered into a Lock-up Agreement ("Lock-up Agreement") with the Underwriter, pursuant to which the Reporting Person agreed, with limited exceptions, for a period of 90 days after November 4, 2025, not to, among other things, offer, pledge, sell, or otherwise transfer or dispose of any shares of Class A Common Stock or securities convertible into Class A Common Stock, without the prior consent of the Underwriter.

The Reporting Person intends to use the proceeds from the underwritten sale to assist with the settlement of Leonard A. Lauder's estate, including without limitation to satisfy certain estate obligations such as estate taxes, debts, expenses of administration and distributions called for by the estate plan, and may temporarily invest amounts not immediately needed for these purposes.

The information set forth in Item 5(c) and Exhibit 99.1 of this Amendment No. 5 is hereby incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof and giving effect to a consummation of the sale to the Underwriter described in Item 4 of this Amendment No. 5, the Reporting Person beneficially owns zero shares of Class A Common, except that the Reporting Person continues to have voting power over 266,638 shares of Class A Common Stock until the Issuer's Annual Meeting of Stockholders to be held on November 13, 2025, because it is a holder of record for the meeting.

The information set forth in Exhibit 99.1 of this Amendment No. 5 is hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 5 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Class A Common Stock were effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed in Exhibit 99.1 to this Amendment No. 5, during the past 60 days preceding the filing date of this Amendment No. 5, except (i) as disclosed in Item 4 and Exhibit 99.1 to this Amendment No. 5, (ii) on November 3, 2025, the Reporting Person entered into a Redemption Agreement (the "Redemption Agreement") with LAL Family Partners, L.P. ("LALFP") pursuant to which LALFP redeemed the Reporting Person's limited partnership interest in LALFP in exchange for 2,519,402 shares of Class B Common Stock, par value $0.1 per share ("Class B Common Stock"), of the Issuer, based on price of $89.52 per share (the "Class B Shares"), and (iii) on November 4, 2025, the Reporting Person converted the Class B Shares into an equal number of shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the Reporting Person do not have the right to, but may receive (at the discretion of the trustees), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 5 is hereby incorporated herein by reference. The descriptions of the Underwriting Agreement, Lock-up Agreement, and Redemption Agreement set forth in Item 4 and Item 5(c) of this Amendment No. 5 and in the this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are included as Exhibits 15 and 16 hereto, and are hereby incorporated herein by reference.

The foregoing descriptions and exhibits hereto have been included pursuant to the requirements of Schedule 13D. These documents contain representations and warranties made by and to the parties thereto as of specific dates. The representations and warranties of each party set forth in each document have been made solely for the benefit of the other party to such document. In addition, such representations and warranties: may have been qualified by confidential disclosures made to the other party in connection with such document; may be subject to a materiality standard which may differ from what may be viewed as material by investors; were made only as of the date of such documents or such other date as is specified therein; and may have been included in such documents for the purpose of allocating risk between or among the parties thereto rather than establishing matters as facts. Accordingly, these documents are included herewith only pursuant to the requirements of Schedule 13D and not to provide investors or other persons with any other factual information regarding the parties or their respective businesses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby supplemented as follows:

Exhibit 15 Underwriting Agreement, dated November 4, 2025, with J.P. Morgan Securities LLC. (including as Exhibit B thereto, the form of Lock-Up Agreement).

Exhibit 16 Redemption Agreement, dated November 3, 2025, by and between the Reporting Person and LAL Family Partners, L.P.

Exhibit 17 List of Parties to the Stockholders' Agreement (as of November 3, 2025).

Exhibit 99.1 Certain information regarding Trustees

## Signatures
- The Leonard A. Lauder 2013 Revocable Trust: /s/ Joel S. Ehrenkranz, Joel S. Ehrenkranz/Trustee (11/05/2025)